Exhibit 4.40
Deed of Release and Termination
This Deed is made on August 29, 2017 and is made between MOUNTAIN INVESTMENTS INC. of Marshall Islands ("Mountain") and DRYSHIPS INC. of Marshall Islands ("DryShips").
Reference is made to the Deed of Participation dated May 23, 2017 pursuant to which certain participation rights described therein were granted by DryShips to Mountain.
NOW THIS DEED HEREBY WITNESSES as follows:
In connection with a private placement of DryShips shares to certain entities affiliated with the Company's Chairman and Chief Executive Officer, Mr. George Economou, including Mountain, with a closing date as of the date hereof (the "Private Placement") and upon receipt by Mountain of 14,545,454 common shares of Dryships in the Private Placement, the Deed of Participation shall be considered terminated by mutual consent and all obligations, duties and liabilities of each of Mountain and DryShips to the other under the Deed of Participation and applicable laws, whether accrued or not, would be irrevocably, unconditionally, totally and completely discharged and released. Further, Mountain and Dryships waive any and all present losses, liabilities, claims or other causes of action (including costs of suit and attorney fees and expenses) of any nature whatsoever, contingent or otherwise, which either Mountain or Dryships may have up to and as of the date of such receipt against the other party and/or its subsidiaries, affiliates, shareholders, directors, officers, employees, advisors or any other representatives (as applicable) in connection with the Deed of Participation including but not limited to any claims in connection with any breach of the Deed of Participation.
This Deed may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other parties, it being understood that the parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile signature page were an original thereof.
This Deed and any disputes or claims arising out of or in connection with its subject matter or formation (including non-contractual disputes or claims) are governed by and construed in accordance with the law of England.
IN WITNESS whereof this Deed has been duly executed and delivered as a deed on the day and year first above written.

SIGNED and DELIVERED	)
as a DEED	)
by Dimitrios Dreliozis	)	/s/ Dimitrios Dreliozis
)
for and on behalf of	)
DRYSHIPS INC.	)

in the presence of:

/s/ Evgenia Th. Voulika
Witness
Name: Evgenia Th. Voulika
Attorney-at-Law
Address: 52 Ag. Konstantinou Street – 151 24 Marousi Athens, Greece Tel.: + 30 210 6140580

SIGNED and DELIVERED	)
as a DEED	)
by Dr. Adriano Cefai	)	/s/ Dr. Adriano Cefai
Director of Mare Services Limited	)	DIRECTOR
	)	MARE SERVICES LTD.
for and on behalf of	)	5/1 MERCHANTS STREET
MOUNTAIN INVESTMENTS INC.	)	VALETTA 1171

in the presence of:

/s/ John Mayl
Witness
Name: John Mayl

Address: 5/1 Merchants Street, Valetta, VLT 1171

SK 23113 0002 7847085